Japan Airlines System Corporation

JAL Bldg. 2-4-11, Higashi-Shinagawa
Shinagawa-ku, Tokyo140-8605
Tel.: 81-3-5769-6462 Fax:81-3-5769-6492

RECEIVED
2004 APR 19 A 11:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 09, 2004

Mr. Paul Dudek
Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04024396

SUPPL

Dear Mr. Dudek:

We, Japan Airlines System Corporation, a 12g3-2(b) exemptee, File No. 82-122, would like to submit the following documents to your office in accordance with the requirements of its exemption from registration.

1. Announcement on Issue of Zero Coupon Guaranteed Convertible Bonds due 2011
2. Announcement on determination of terms of issue, etc. of Zero Coupon Guaranteed Convertible Bonds due 2011
3. Announcement on determination of the aggregate amount of issue, etc. of Zero Coupon Guaranteed Convertible Bonds due 2011

These documents are enclosed with this letter.
If you have any questions, please do not hesitate to contact us.
Thank you very much in advance.

PROCESSED
APR 20 2004
THOMSON FINANCIAL

Yours sincerely,

Ko Saruwatari

Director,
Investor Relations
Japan Airlines System Corporation
Tel.: 81-3-5769-6462
Fax: 81-3-5769-6492
ko.saruwatari@jal.com

Katsumasa Tomizawa

Manager,
Investor Relations
Japan Airlines System Corporation
Tel.: 81-3-5769-6462
Fax: 81-3-5769-6492
katsumasa.tomizawa@jal.com

RECEIVED

2004 APR 19 A March 17, 2004

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To Whom It May Concern:

Corporate Name: Japan Airlines System Corporation
Name of Representative:
Isao Kaneko,
President and Chief Executive Officer
(Code No.: 9205, First Section of The Tokyo Stock Exchange, Inc., The Osaka Securities Exchange Co., Ltd. and The Nagoya Stock Exchange, Inc.)
Contact: Haruka Nishimatsu,
Vice President & General Manager Finance
(Telephone No: 03-5769-6476)

Announcement on Issue of Zero Coupon Guaranteed Convertible Bonds due 2011

～Toward the "World's Leading Airline Group" upon the Completion of the JAL/JAS Integration～

Japan Airlines System Corporation (the "Company") hereby announces that the Company has resolved the issue of the Zero Coupon Guaranteed Convertible Bonds due 2011 (bonds with stock acquisition rights, *shinkabu yoyakuken-tsuki shasai*) at the meeting of the Board of Directors of the Company held on March 17, 2004.

Background:

The JAL Group established Japan Airlines System Corporation in October 2002 as its holding company and proceeded with the business integration of Japan Airlines Company, Ltd. (JAL) and Japan Air System Co., Ltd. (JAS). The JAL Group is to announce the completion of the full integration through the structural reforms as of April 2004 - the launch of Japan Airlines International, Co., Ltd., responsible for international services, and Japan Airlines Domestic Co., Ltd., responsible for domestic services.

The airline industry has been adversely affected by the unpredictable external factors, such as international terrorism and SARS outbreaks, for the past few years. In consideration of such changes in the business environments, the JAL Group announced the "JAL Group Medium-term Business Plan for the Years 2004 through 2006" on March 10, 2004 in order to develop the medium-term business plan published in the spring of 2003.

Through the implementation of the "JAL Group Medium-term Business Plan for the Years 2004 through 2006", the JAL Group aims to strength its profitability, reinforce its business infrastructure and enhance its corporate value at a maximum by the competitiveness further strengthened as a result of the completion of the business integration and the continuous structural reforms, and thereby to become one of the world's leading airline groups both in terms of quality and quantity.

Purpose of Financing:

The purposes of the issue of the Bonds with Stock Acquisition Rights are to procure the funds at low cost for promoting the smooth and prompt business integration of JAL and JAS, which underpins the "JAL Group Medium-term Business Plan for the Years 2004 through 2006" and facilitating the Company's future

Note: This press release is intended as general information regarding Japan Airlines System Corporation's issue of the Bonds with Stock Acquisition Rights (*shinkabu yoyakuken-tsuki shasai*) and shall not be considered an offering of securities. This press release shall not constitute an offering of securities in any region including the United States. The securities may not be offered or sold in the United States absent registration or an applicable exemption under the Securities Act of 1933. In the event of an offering of securities in the United States, a prospectus in English prepared in accordance with the Securities Act of 1933 will be used. This transaction does not involve any public offering of securities in the United States.

developments, and to improve the financial balance of the Company.

Furthermore, the progression of the conversion of the Bonds into the shares of the Company upon the exercise of the Stock Acquisition Rights will enable the Company to reinforce its shareholders' equity and strengthen the financial position of the Company. In addition, such capital reinforcement will create enough financing ability and financial flexibility of the Company. As a result, it will become easier for the Company to raise new funds required for further business developments.

Use of Proceeds

The proceeds from this issue will be used for capital expenditure primarily in relation to investments in further promoting the integration of JAL and JAS (including renewal of aircraft, integration of IT systems, brand unification and reorganization of subsidiaries) and repayment of a portion of outstanding interest-bearing debt.

Description

1.	Name of the Bonds:	Japan Airlines System Corporation Zero Coupon Guaranteed Convertible Bonds due 2011 (bonds with stock acquisition rights, *shinkabu yoyakuken-tsuki shasai*) (the "Bonds with Stock Acquisition Rights", of which the Bonds and the Stock Acquisition Rights are to be hereinafter referred to as the "Bonds" and the "Stock Acquisition Rights", respectively)
2.	Issue price of the Bonds:	100 % of the principal amount of the Bonds.
3.	Issue price of the Stock Acquisition Right:	Zero
4.	Closing date and issue date:	April 5, 2004 (London time)
5.	Matters related to offering	
(1)	Place and method of offering:	Offering in overseas markets, mainly in Europe, excluding the United States, by way of underwriting of the total amount of issue by the Managers led by UBS Limited as lead manager; provided, however, that the applications for subscription shall be made within the pricing date (Tokyo time). The Company has also granted to the Managers an option to increase, exercisable at any time up to and including March 29, 2004 (Tokyo time), upon giving notice to the Company, to additionally subscribe for the Bonds with Stock Acquisition Rights up to 20,000,000,000 yen of the aggregate principal amount of the Bonds.
(2)	Issue price of the Bonds with Stock Acquisition Rights (offer price):	102.5 % of the principal amount of the Bonds.
6.	Particulars of the Stock Acquisition Rights	
(1)	Class and number of shares to be acquired	Class of shares to be acquired upon exercise of the Stock Acquisition Rights shall be shares of common stock of the Company. The number of shares of

Note: This press release is intended as general information regarding Japan Airlines System Corporation's issue of the Bonds with Stock Acquisition Rights (*shinkabu yoyakuken-tsuki shasai*) and shall not be considered an offering of securities. This press release shall not constitute an offering of securities in any region including the United States. The securities may not be offered or sold in the United States absent registration or an applicable exemption under the Securities Act of 1933. In the event of an offering of securities in the United States, a prospectus in English prepared in accordance with the Securities Act of 1933 will be used. This transaction does not involve any public offering of securities in the United States.

upon exercise of the Stock Acquisition Rights:	common stock of the Company to be newly issued upon exercise of the Stock Acquisition Rights or the number of shares of common stock of the Company held by it as treasury stock to be transferred in lieu of such issue (the issue or transfer of shares of common stock of the Company being referred to as "delivery" thereof) shall be determined by dividing the aggregate issue price of the Bonds with respect to the Stock Acquisition Rights so exercised by the Conversion Price described in (3) (B) below. Fractions of a share shall be rounded down and no adjustment in cash shall be made in respect thereof. Any shares that are less than one unit of shares (*tangen*) resulting from the exercise of the Stock Acquisition Rights shall be subject to a cash adjustment, on the assumption that the holders of such shares have requested the Company to purchase such shares pursuant to the relevant provisions of the Commercial Code of Japan.
(2) Total number of the Stock Acquisition Rights to be issued:	The aggregate number of 80,000 and the number obtained by dividing an aggregate principal amount of the Bonds incorporated in the Bonds with Stock Acquisition Rights to be additionally issued upon exercise of the option granted to the Managers as set forth in 5.(1) above by 1,000,000 yen, plus the number obtained by dividing an aggregate principal amount of the Bonds represented by the replacement Bond certificates (as defined below) that may be issued upon obtaining appropriate evidence and indemnity in case of loss, theft or destruction of the Bond certificates by 1,000,000 yen.
(3) Amount to be paid upon exercise of the Stock Acquisition Rights:	(A) The amount to be paid upon exercise of each Stock Acquisition Right shall be equal to the issue price of each Bond. (B) The amount to be paid per share upon exercise of the Stock Acquisition Rights (the "Conversion Price") will be initially determined by Representative Director, Director in charge of Corporate Management or Director in charge of Finance, of the Company, pursuant to the authorization granted at the meeting of the Board of Directors at which the issue of the Bonds with Stock Acquisition Rights was resolved, on the date of such meeting or the immediately following day thereof, at the rate of 15% or above of the last reported selling price in the regular trading of the shares of common stock of the Company on the Tokyo Stock Exchange, Inc. on the date of such meeting, after considering the demand of investors in bookbuilding procedures for convertible bonds with stock acquisition rights to be taken in accordance with the market practices of Euromarkets, and any other market conditions or trends. (C) The Conversion Price shall be adjusted in accordance with the following formula in the case that the Company issues new shares of common stock of the Company or transfers shares of common stock of the Company held by the Company, after the issue of the Bonds with Stock Acquisition Rights, at the issue price or transfer price less than the current market price of shares of common stock of the Company. For the purpose of the following formula, "number of shares already issued" means the aggregate number of issued and outstanding number of shares of common stock of the Company (excluding those held by it as treasury stock):

Note: This press release is intended as general information regarding Japan Airlines System Corporation's issue of the Bonds with Stock Acquisition Rights (*shinkabu yoyakuken-tsuki shasai*) and shall not be considered an offering of securities. This press release shall not constitute an offering of securities in any region including the United States. The securities may not be offered or sold in the United States absent registration or an applicable exemption under the Securities Act of 1933. In the event of an offering of securities in the United States, a prospectus in English prepared in accordance with the Securities Act of 1933 will be used. This transaction does not involve any public offering of securities in the United States.

$$\text{Conversion Price after adjustment} = \text{Conversion Price before adjustment} \times \frac{\text{Number of shares already issued} + \dfrac{\text{Number of new shares to be issued or transferred} \times \text{Issue or transfer price per share}}{\text{Current market price per share}}}{\text{Number of shares already issued} + \text{Number of new shares to be issued or transferred}}$$

The Conversion Price will also be appropriately adjusted in case of a stock split, consolidation of the shares of common stock of the Company or an issue by the Company of stock acquisition rights to acquire the shares of common stock of the Company (including stock acquisition rights incorporated in bonds with stock acquisition rights) at a price below the current market price of the shares of common stock of the Company or in certain other cases.

(4) Reason for determining the issue price of the Stock Acquisition Rights as zero and the amount to be paid upon exercise thereof:	The issue price of the Stock Acquisition Rights has been determined as zero, taking into consideration that the Bonds and the Stock Acquisition Rights have a close interrelation on the grounds that the Stock Acquisition Rights are incorporated in the convertible bonds type-bonds with stock acquisition rights and shall not be transferable separately from the Bonds, that any Bond shall cease to exist upon exercise of the Stock Acquisition Rights due to substitute payment and that, if the Bonds are redeemed prior to maturity, the exercise period of the Stock Acquisition Rights shall terminate; and also taking into consideration the theoretical economic value of the Stock Acquisition Rights based on the initial Conversion Price to be determined as stated in (3) (B) above and the economic value obtainable by the Company upon the issue of the Bonds with Stock Acquisition Rights as a whole, resulting from the Stock Acquisition Rights being attached to the Bonds, under the terms and conditions of the issue, including but not limited to the interest rate and the issue price of the Bonds. The amount to be paid upon exercise of each Stock Acquisition Right has been determined as the amount equal to the issue price of the Bonds and the initial Conversion Price shall be the amount to be determined as stated in (3) (B) above.
(5) The portion of the issue price of the shares issued upon exercise of the Stock Acquisition Rights, which will not be accounted for as stated capital:	The portion of the issue price of the shares issued upon exercise of the Stock Acquisition Rights, which will not be accounted for as stated capital, shall be the amount obtained by deducting the amount to be accounted for as stated capital from such issue price. The amount to be accounted for as stated capital shall be the amount obtained by multiplying such issue price by 0.5, and any fraction less than one yen resulting from such calculation shall be rounded upward to the nearest one yen.
(6) Exercise period of the Stock Acquisition Rights:	On and after April 19, 2004 up to the close of business (local time of the place where a request to exercise the Stock Acquisition Rights is made) on March 11, 2011. Provided, however, that the Stock Acquisition Rights shall not be exercised in any case (A) if the relevant Bond shall have been called for redemption pursuant to one of 7.(5), (6), (7) and (8) below, on or after the close of business (local time of the place where a request to exercise the Stock Acquisition Rights is made) on the 3rd business day in Tokyo prior to the date fixed for redemption of the relevant Bond, (B) if the relevant Bond shall have been called for redemption

Note: This press release is intended as general information regarding Japan Airlines System Corporation's issue of the Bonds with Stock Acquisition Rights (*shinkabu yoyakuken-tsuki shasai*) and shall not be considered an offering of securities. This press release shall not constitute an offering of securities in any region including the United States. The securities may not be offered or sold in the United States absent registration or an applicable exemption under the Securities Act of 1933. In the event of an offering of securities in the United States, a prospectus in English prepared in accordance with the Securities Act of 1933 will be used. This transaction does not involve any public offering of securities in the United States.

	pursuant to 7.(9) below, on or after the time when the relevant notice of redemption is deposited at the office of the paying agent of the Bonds pursuant to the terms and conditions of the Bonds with Stock Acquisition Rights, or (C) if the relevant Bond shall become due and repayable, on or after the time when the relevant Bond shall become so due and repayable.
(7) Other conditions for the exercise of the Stock Acquisition Rights:	No Stock Acquisition Right may be exercised in part only.
(8) Events and conditions of cancellation of the Stock Acquisition Rights:	None.
(9) Treatments of shares to be acquired upon exercise of the Stock Acquisition Rights during the dividend accrual period:	Any dividends or (if such distribution becomes possible pursuant to amendments to the Articles of Incorporation of the Company) interim dividends (being a cash distribution pursuant to Article 293-5 of the Commercial Code of Japan) on the shares to be acquired upon exercise of the Stock Acquisition Rights will be paid as if such exercise had taken effect at the beginning of the dividend accrual period (currently being the twelve-month period ending on 31st March; provided, however, that each six-month period ending on 31st March 31 and 30th September shall be deemed as such dividend accrual period if the Company makes amendments to the Articles of Incorporation of the Company to provide the payment of interim dividends and thereby becomes obliged to make such payments) during which the effective date of such exercise of the Stock Acquisition Rights falls.
(10) Substitute Payment:	Pursuant to Items 7 and 8 of Paragraph 1 of Article 341-3 of the Commercial Code of Japan, when the Stock Acquisition Rights are exercised, the full amount required to be paid upon exercise of such Stock Acquisition Rights shall be deemed to be paid in lieu of the full redemption of the Bonds.
7. Matters related to the Bonds	
(1) Aggregate amount of issue of the Bonds:	The aggregate amount of 80,000,000,000 yen and the aggregate principal amount of the Bonds incorporated in the Bonds with Stock Acquisition Rights to be additionally issued upon exercise of the option of the Managers described in 5.(1) above, plus the aggregate principal amount of the Bonds represented by the replacement Bond certificates, which may be issued upon obtaining appropriate evidence and indemnity in the case of loss, theft or destruction of the Bond certificates.
(2) Denomination of each Bond:	1,000,000 yen. In the case of the global Bond certificate representing the aggregate amount of issue of the Bonds with Stock Acquisition Rights, the amount equal to the relevant aggregate amount of issue of the Bonds incorporated in the Bonds with Stock Acquisition Rights as represented by the relevant global Bond certificate.
(3) Interest rate of the Bonds:	The Bonds shall bear no interest.
(4) Redemption at maturity:	The Bonds will be redeemed at 100 % of their principal amount on March 25, 2011 (maturity).
(5) Early redemption for taxation reasons, etc.:	If the Company satisfies the Trustee that the Company or any Guarantor has or will become obliged to pay any additional amounts in connection with the

Note: This press release is intended as general information regarding Japan Airlines System Corporation's issue of the Bonds with Stock Acquisition Rights (*shinkabu yoyakuken-tsuki shasai*) and shall not be considered an offering of securities. This press release shall not constitute an offering of securities in any region including the United States. The securities may not be offered or sold in the United States absent registration or an applicable exemption under the Securities Act of 1933. In the event of an offering of securities in the United States, a prospectus in English prepared in accordance with the Securities Act of 1933 will be used. This transaction does not involve any public offering of securities in the United States.

payment of the Bonds in accordance with the special covenant set forth in the terms and the conditions of the Bonds with Stock Acquisition Rights as a result of any changes in or amendments to the Japanese taxation system, and such obligation cannot be avoided by the Company or the relevant Guarantor taking reasonable measures available to it, the Company may, at its option, having given not less than 30 nor more than 60 days' notice to the holders of the Bonds with Stock Acquisition Rights, redeem all, but not some only, of the Bonds then outstanding at 100% of their principal amount. Notwithstanding the foregoing, if the outstanding principal amount of the Bonds at the time when such notice is given is greater than 15% of the aggregate principal amount of the Bonds as of the date of issue thereof, each holder of the Bonds with Stock Acquisition Rights will, upon giving a notice to the Company no later than 20 days prior to the date fixed for redemption thereof, have the right to elect that its Bonds should not be redeemed. In this case, the Company and the relevant Guarantor shall not be obliged to pay such additional amounts, and payment of any amount to be made in respect of the Bonds shall be made after the withholding of, or deduction for or on account of, taxes, duties, assessments and governmental charges.

(6) Early redemption pursuant to 125% call-option provision: The Company may, at its option, having given not less than 30 nor more than 60 days' prior notice of early redemption to the holders of the Bonds with Stock Acquisition Rights, redeem all, but not some only, of the Bonds then outstanding at 100% of their principal amount on and after April 19, 2006, if the aggregate value of the shares of common stock of the Company to which the holder of each Bond would be entitled upon exercise of the Stock Acquisition Right incorporated therein is at least 125% of the principal amount of such Bond on at least 20 trading days during any period of 30 consecutive trading days, the last of which occurs no earlier than 5 business days in Tokyo prior to the date upon which the notice of such early redemption is first given to the holders of Bonds with Stock Acquisition Rights. For the purpose of this 7 (6), the "aggregate value of the shares of common stock of the Company" means the aggregate value of the shares of common stock of the Company to which the holder of a Bond would be entitled upon exercise of the Stock Acquisition Right incorporated therein in relation to a particular trading day shall be calculated by reference to the last reported selling price in the regular trading of the shares of common stock of the Company on that trading day on the Tokyo Stock Exchange, Inc., plus any purchase amount of shares that are less than one unit of shares (*tangen*) resulting from such exercise of the Stock Acquisition Rights.

(7) Early redemption pursuant to clean-up provision: The Company may, at its option, having given not less than 30 nor more than 60 days' prior notice of early redemption to the holders of the Bonds with Stock Acquisition Rights, redeem all, but not some only, of the Bonds then outstanding at 100% of their principal amount, if, at any time prior to the date of giving that notice of early redemption, the outstanding principal amount of the Bonds is less than 15% of the aggregate principal amount of the Bonds as of the date of issue thereof.

(8) Early redemption in the case where the Company becomes a wholly-owned subsidiaries of another corporation: In the case of a resolution being passed at a general meeting of shareholders of the Company for the Company to become a wholly-owned subsidiary of another corporation (the "100% Parent Company") by way of share exchange or share transfer (*kabushiki-kokan* or *kabushiki-iten*), subject to certain conditions, the Company may, at its option, redeem all, but not some only, of the Bonds then outstanding at the following percentage of the principal amount of the Bonds, after giving prior notice not less than 30 nor more than 60 days' prior to the date

Note: This press release is intended as general information regarding Japan Airlines System Corporation's issue of the Bonds with Stock Acquisition Rights (*shinkabu yoyakuken-tsuki shasai*) and shall not be considered an offering of securities. This press release shall not constitute an offering of securities in any region including the United States. The securities may not be offered or sold in the United States absent registration or an applicable exemption under the Securities Act of 1933. In the event of an offering of securities in the United States, a prospectus in English prepared in accordance with the Securities Act of 1933 will be used. This transaction does not involve any public offering of securities in the United States.

fixed for redemption of the Bonds to the holders thereof with Stock Acquisition Rights and prior to the effective date of such share exchange or share transfer (*kabushiki-kokan* or *kabushiki-iten*):

From April 5, 2004 to March 24, 2005	106%
From March 25, 2005 to March 24, 2006	105%
From March 25, 2006 to March 24, 2007	104%
From March 25, 2007 to March 24, 2008	103%
From March 25, 2008 to March 24, 2009	102%
From March 25, 2009 to March 24, 2010	101%
From March 25, 2010 to March 24, 2011	100%

(9) Early redemption at the option of the holder of the Bonds with Stock Acquisition Rights: The holder of any Bond with Stock Acquisition Rights is entitled, by depositing at the office of the paying agent of the Bonds a prescribed notice of redemption not less than 30 nor more than 60 days' prior to the date fixed for redemption of such Bond, together with the related Bond certificate, to require the Company to redeem such Bond at 100% of its principal amount on March 25, 2007. The holder of the Bond with Stock Acquisition Rights who made such request for redemption thereof shall be deemed to have waived and forfeited the Stock Acquisition Rights attaching to such Bond simultaneously with the redemption of such Bond.

(10) Cancellation by purchase: The Company and any of its subsidiaries may at any time purchase the Bonds with Stock Acquisition Rights in the open market or otherwise. The Bonds incorporated in the Bonds with Stock Acquisition Rights that have been purchased by the Company may, at the option of the Company, be cancelled, at which time the Stock Acquisition Rights incorporated therein shall simultaneously be waived and forfeited. The Bonds with Stock Acquisition Rights that have been purchased by a subsidiary of the Company may, at the option of such subsidiary, be delivered to the Company for cancellation of the Bonds, at which time the Stock Acquisition Rights incorporated in the Bonds with the Stock Acquisition Rights so delivered shall simultaneously be waived and forfeited.

(11) Compulsory redemption due to events of default, etc.: In the event that, upon the occurrence of a default in the payment of the Bonds or any other event specified in the terms and conditions of the Bonds with the Stock Acquisition Rights, the Trustee gives, pursuant to the terms and conditions of the Bonds with Stock Acquisition Rights, a notice to the Company and the Guarantors that the Bonds are due and repayable, the Bonds shall immediately become due and payable, and the Company shall immediately redeem the Bonds, at 100% of their principal amount.

(12) Form of the certificates of the Bonds with Stock Acquisition Rights: The certificates of the Bonds with Stock Acquisition Rights (the "Bond certificates") shall be certificates in bearer form representing the Bonds with Stock Acquisition Rights.

(13) Security or Guarantee of the Bonds: No security shall be provided for the Bonds. Guarantees shall be provided by Japan Airlines Company, Ltd. and Japan Air System Co., Ltd. for the principal of the Bonds and the payment obligation of additional amounts set forth in the terms and conditions of the Bonds with Stock Acquisition Rights, etc.

(14) Financial covenants: Negative pledge

8. Listing: The Bonds with Stock Acquisition Rights are scheduled to be listed on the London Stock Exchange plc.

9. Others: Stabilization for shares of the Company in connection with the issue of the

Note: This press release is intended as general information regarding Japan Airlines System Corporation's issue of the Bonds with Stock Acquisition Rights (*shinkabu yoyakuken-tsuki shasai*) and shall not be considered an offering of securities. This press release shall not constitute an offering of securities in any region including the United States. The securities may not be offered or sold in the United States absent registration or an applicable exemption under the Securities Act of 1933. In the event of an offering of securities in the United States, a prospectus in English prepared in accordance with the Securities Act of 1933 will be used. This transaction does not involve any public offering of securities in the United States.

Bonds with Stock Acquisition Rights, will not take place.

(Reference)

1. Use of Proceeds

(1) Use of Proceeds

The proceeds from the issue will be used for capital expenditure primarily in relation to investments in further promoting the integration of JAL and JAS (including renewal of aircraft, integration of IT systems, brand unification and reorganization of subsidiaries) and repayment of a portion of outstanding interest-bearing debt.

(2) Change of Use of Proceeds from the Previous Financing

Not applicable.

(3) Influence on the Company's Earnings

It is expected that the financial balance of revenues and expenditures will be improved by the repayment of a portion of outstanding interest-bearing debt. It is also expected that the future conversion of the Bonds into shares of the Company will reinforce its shareholders' equity and strengthen the financial position of the Company.

2. Distribution of Profits to Shareholders

(1) Basic Policy Regarding Profit Distribution

The Company thinks that the distribution of the profits to shareholders is the basic policy of the Company. However, the Company will determine the distribution of profits taking into consideration all various factors such as the effects on strengthening of the financial position and improvement of the profitability of the Company for the purpose of maximizing the corporate value in a medium- and long-term perspective.

(2) View on Determining Dividends

The Company aims for the stable and continuous distribution of dividends. However, the Company will determine the distribution of dividends pursuant to the above basic policy taking into consideration all various factors including the earning retention for the purpose of strengthening of the business infrastructure and business results of the Company.

(3) Dividends in the Latest 3 Fiscal Years

	March 2001	March 2002	March 2003
Net Income per Share	¥ -	¥ -	¥0.01
Dividend per Share	¥ -	¥ -	¥4
Actual Dividend Payout Ratio	- %	- %	66,495.6%
Return on Shareholders' Equity	- %	- %	0.0%
Dividends/Shareholders' Equity	- %	- %	2.7%

(Note)

1. "Return on Shareholders' Equity" is the figure obtained by dividing the net income of the relevant fiscal year by the shareholders' equity at the end of the relevant fiscal year.
2. "Dividends/Shareholders' Equity" is obtained by dividing the total annual dividends by the shareholders' equity at the end of the relevant fiscal year.
3. As the Company was incorporated in October 2002 as a holding company of the JAL Group, the information as to the fiscal years ended March 2001 and March 2002 is not included in the table above. The shareholders' equity for the fiscal year ended March 2003 is the figure at the end of the fiscal year ended March 2003.

(4) Compliance with Rules with respect to Distribution in the Past

Not applicable.

Note: This press release is intended as general information regarding Japan Airlines System Corporation's issue of the Bonds with Stock Acquisition Rights (*shinkabu yoyakuken-tsuki shasai*) and shall not be considered an offering of securities. This press release shall not constitute an offering of securities in any region including the United States. The securities may not be offered or sold in the United States absent registration or an applicable exemption under the Securities Act of 1933. In the event of an offering of securities in the United States, a prospectus in English prepared in accordance with the Securities Act of 1933 will be used. This transaction does not involve any public offering of securities in the United States.

3. Others

(1) Dilution by Contingently Issuable Shares

Since the conversion price has not been determined, the dilution effect is not evaluated.

(2) Equity Finance in the Latest 3 Fiscal Years

1. Equity Finance

Not applicable.

2. Movement in Share Price, etc. for the Latest 3 Fiscal Years and the Current Fiscal Year

	March 2001	March 2002	March 2003	March 2004
Opening Price	¥ -	¥ -	¥367	¥228
Highest Price	¥ -	¥ -	¥394	¥366
Lowest Price	¥ -	¥ -	¥220	¥197
Closing Price	¥ -	¥ -	¥229	¥346
Price Earnings Ratio (PER)	- x	- x	38.7 x	- x

(Note) 1. Share price data for the fiscal year ending March 2004 is as of March 16, 2004.

2. "Price Earning Ratio (PER)" is obtained by dividing the share price (closing price) at the end of the relevant fiscal year by the net income per share of the relevant fiscal year.

Note: This press release is intended as general information regarding Japan Airlines System Corporation's issue of the Bonds with Stock Acquisition Rights (*shinkabu yoyakuken-tsuki shasai*) and shall not be considered an offering of securities. This press release shall not constitute an offering of securities in any region including the United States. The securities may not be offered or sold in the United States absent registration or an applicable exemption under the Securities Act of 1933. In the event of an offering of securities in the United States, a prospectus in English prepared in accordance with the Securities Act of 1933 will be used. This transaction does not involve any public offering of securities in the United States.

March 17, 2004

To Whom It May Concern:

Corporate Name: Japan Airlines System Corporation
Name of Representative:
Isao Kaneko,
President and Chief Executive Officer
(Code No.: 9205, First Section of The Tokyo Stock Exchange, Inc., The Osaka Securities Exchange Co., Ltd. and The Nagoya Stock Exchange, Inc.)
Contact: Haruka Nishimatsu,
Vice President & General Manager Finance
(Telephone No: 03-5769-6476)

Announcement on determination of terms of issue, etc. of Zero Coupon Guaranteed Convertible Bonds due 2011

Japan Airlines System Corporation (the "Company") hereby announces that certain terms of issue, etc. of the Zero Coupon Guaranteed Convertible Bonds due 2011 (bonds with stock acquisition rights, *shinkabu yoyakuken-tsuki shasai*) (the "Bonds with Stock Acquisition Rights", of which the Bonds and the Stock Acquisition Rights are to be hereinafter referred to as the "Bonds" and the "Stock Acquisition Rights", respectively), issue of which was resolved on March 17, 2004, have been determined as follows.

Description

1. Matters Regarding the Stock Acquisition Rights

(1) Amount to be paid upon exercise of each Stock Acquisition Right	Equal to the issue price of each Bond
Amount to be paid per share (the "Conversion Price"※)	¥440
(Reference)	
Share price, etc. on the pricing date (March 17, 2004)	
a. Share price (closing price) on the Tokyo Stock Exchange, Inc.	¥344
b. Premium 〔{(Conversion Price*)/ (Share price (closing price)) − 1} × 100〕	27.91%
※ The amount to be paid per share upon exercise of the Stock Acquisition Rights is called the "Conversion Price".	
(2) Amount to be transferred to stated capital	¥220
(3) Issue price of the Stock Acquisition Rights	Zero
(4) Reason for determining the issue price of the Stock Acquisition Rights as zero and the amount to be paid upon exercise thereof	The issue price of the Stock Acquisition Rights has been determined as zero, taking into consideration that the Bonds and the Stock Acquisition Rights have a close interrelation on the grounds that the Stock Acquisition Rights are incorporated in the convertible bonds type-bonds with stock acquisition rights and shall not be transferable separately from the Bonds, that any Bond shall cease to exist upon exercise of the Stock Acquisition Rights due to substitute payment and that, if the Bonds are redeemed prior

Note: This press release is intended as general information regarding Japan Airlines System Corporation's issue of the Bonds with Stock Acquisition Rights (*shinkabu yoyakuken-tsuki shasai*) and shall not be considered an offering of securities. This press release shall not constitute an offering of securities in any region including the United States. The securities may not be offered or sold in the United States absent registration or an applicable exemption under the Securities Act of 1933. In the event of an offering of securities in the United States, a prospectus in English prepared in accordance with the Securities Act of 1933 will be used. This transaction does not involve any public offering of securities in the United States.

to maturity, the exercise period of the Stock Acquisition Rights shall terminate; and also taking into consideration the theoretical economic value of the Stock Acquisition Rights and the economic value obtainable by the Company upon the issue of the Bonds with Stock Acquisition Rights as a whole, resulting from the Stock Acquisition Rights being attached to the Bonds, under the terms and conditions of the issue, including but not limited to the interest rate and the issue price of the Bonds. The amount to be paid upon exercise of each Stock Acquisition Right has been determined as the amount equal to the issue price of the Bonds and the initial Conversion Price has been determined as 27.91% above the closing price of the shares of common stock of the Company on the Tokyo Stock Exchange, Inc. on March 17, 2004.

2. Matters Regarding the Bonds

(1) Issue price of the Bonds	100% of the principal amount of the Bonds
(2) Issue price of the Bonds with Stock Acquisition Rights (offer price)	102.5% of the principal amount of the Bonds
(3) Aggregate amount of issue of the Bonds	The aggregate amount of 80,000,000,000 yen and the aggregate principal amount of the Bonds incorporated in the Bonds with Stock Acquisition Rights to be additionally issued upon exercise of the option of the Managers, plus the aggregate principal amount of the Bonds represented by the replacement Bond certificates, which may be issued upon obtaining appropriate evidence and indemnity in the case of loss, theft or destruction of the Bond certificates.

(Reference)

(1) Date of resolution of issue	March 17, 2004
(2) Subscription Period	Not applicable.
(3) Issue date (closing date)	April 5, 2004 (London time)
(4) Exercise period of the Stock Acquisition Rights	On and after April 19, 2004 up to the close of business (local time of the place where a request to exercise the Stock Acquisition Rights is made) on March 11, 2011. Provided, however, that the Stock Acquisition Rights shall not be exercised in any case (A) if the relevant Bond shall have been called for redemption on or after the close of business (local time of the place where a request to exercise the Stock Acquisition Rights is made) on the 3rd business day in Tokyo prior to the date fixed for redemption of the relevant Bond, (B) if the relevant Bond shall have been called for redemption due to early redemption at the option of the holder of the Bonds with Stock Acquisition Rights on or after the time when the relevant notice of redemption is deposited at the office of the Paying Agent pursuant to the terms and conditions of the Bonds with Stock Acquisition Rights, or (C) if the relevant Bond shall become due and repayable, on or after the time when the relevant Bond shall become so due and repayable.
(5) Maturity	March 25, 2011

Note: This press release is intended as general information regarding Japan Airlines System Corporation's issue of the Bonds with Stock Acquisition Rights (*shinkabu yoyakuken-tsuki shasai*) and shall not be considered an offering of securities. This press release shall not constitute an offering of securities in any region including the United States. The securities may not be offered or sold in the United States absent registration or an applicable exemption under the Securities Act of 1933. In the event of an offering of securities in the United States, a prospectus in English prepared in accordance with the Securities Act of 1933 will be used. This transaction does not involve any public offering of securities in the United States.

March 19, 2004

To Whom It May Concern:

Corporate Name: Japan Airlines System Corporation
Name of Representative:
Isao Kaneko,
President and Chief Executive Officer
(Code No.: 9205, First Section of The Tokyo Stock Exchange, Inc., The Osaka Securities Exchange Co., Ltd. and The Nagoya Stock Exchange, Inc.)
Contact: Haruka Nishimatsu,
Vice President & General Manager Finance
(Telephone No: 03-5769-6476)

Announcement on determination of the aggregate amount of issue, etc. of Zero Coupon Guaranteed Convertible Bonds due 2011

Japan Airlines System Corporation (the "Company") hereby announces that certain matters, including the aggregate amount of issue, in respect of the Zero Coupon Guaranteed Convertible Bonds due 2011 (bonds with stock acquisition rights, *shinkabu yoyakuken-tsuki shasai*) (the "Bonds with Stock Acquisition Rights", of which the Bonds and the Stock Acquisition Rights are to be hereinafter referred to as the "Bonds" and the "Stock Acquisition Rights", respectively), issue of which was resolved at the meeting of the Board of Directors of the Company on March 17, 2004, have been determined as follows.

Description

1. Aggregate amount of issue of the Bonds	The aggregate amount of 100,000,000,000 yen plus the aggregate principal amount of the Bonds represented by the replacement Bond certificates, which may be issued upon obtaining appropriate evidence and indemnity in the case of loss, theft or destruction of the Bond certificates.
2. Total number of Stock Acquisition Rights to be issued	The aggregate number of 100,000 plus the number obtained by dividing an aggregate principal amount of the Bonds represented by the replacement Bond certificates that may be issued upon obtaining appropriate evidence and indemnity in case of loss, theft or destruction of the Bond certificates by 1,000,000 yen.

(Reference)

1. Date of resolution of issue	March 17, 2004
2. Date of determination of the terms of issue	March 17, 2004
3. Issue date (closing date)	April 5, 2004 (London time)

Note: This press release is intended as general information regarding Japan Airlines System Corporation's issue of the Bonds with Stock Acquisition Rights (*shinkabu yoyakuken-tsuki shasai*) and shall not be considered an offering of securities. This press release shall not constitute an offering of securities in any region including the United States. The securities may not be offered or sold in the United States absent registration or an applicable exemption under the Securities Act of 1933. In the event of an offering of securities in the United States, a prospectus in English prepared in accordance with the Securities Act of 1933 will be used. This transaction does not involve any public offering of securities in the United States.

The Company had granted the Managers (the "Managers") an option to subscribe for the Bonds with Stock Acquisition Rights up to a further ¥20,000,000,000 aggregate principal amount of the Bonds. The Company received from the Managers a notice to exercise such option in respect of the entire amount of ¥20,000,000,000 aggregate principal amount of the Bonds. Accordingly, certain matters, including the aggregate amount of issue of the Bonds, have been determined as above.

Note: This press release is intended as general information regarding Japan Airlines System Corporation's issue of the Bonds with Stock Acquisition Rights (*shinkabu yoyakuken-tsuki shasai*) and shall not be considered an offering of securities. This press release shall not constitute an offering of securities in any region including the United States. The securities may not be offered or sold in the United States absent registration or an applicable exemption under the Securities Act of 1933. In the event of an offering of securities in the United States, a prospectus in English prepared in accordance with the Securities Act of 1933 will be used. This transaction does not involve any public offering of securities in the United States.